FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 7, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

7 | May | 2008

Press Release

MTS amends employee remuneration program

Moscow, Russian Federation, May 7, 2008 – Mobile TeleSystems OJSC (“MTS” – NYSE: MBT), the largest mobile phone operator in Russia and the CIS, announced the expansion of its employee remuneration program.

MTS’ Board of Directors approved amendments to the employee motivation and retention program that was adopted in June 2007 with reward periods extending through 2011.

As amended, the program will involve a total of 10,207,751 phantom and actual American Depositary Receipts (ADRs). A portion of the ADRs will come from the unrealized part of the previously announced program. All payments for phantom ADRs will be made in cash. The actual ADRs used in the option program will come from the shares repurchased by the Company as part of its previously announced share buyback program providing it with an opportunity to create an ADR reserve for its corporate needs, one of which being the options program.

The amended program increases the share of individual employee’s compensation dependent upon the level of investment appeal of the Company as judged by growth in share price combined with dividend payout, or total shareholder return (TSR), as well as the realization of key strategic goals. Program participants become eligible for their awards upon reaching an annual TSR level of not less than 15%.

Prior to its amendment, the program included 3.6 million phantom ADRs as well as performance-based monetary awards that were independent of the stock price.

The number of participants and the vesting periods have not been changed. As previously announced, up to 420 top- and mid-level current and future managers, representing various functions within each of the six countries in which MTS operates, will be eligible to participate in the program. Reward periods for the phantom program will extend through 2011, while vesting periods could last up to two years.

“We are expanding the existing employee remuneration program in order to further strengthen the tie between employee and shareholder interests and the Company’s development strategy. The program’s main features have not changed with the amendments aimed at better motivating employees, as well as attracting the best professionals, and setting higher goals for management,” commented Chairman of the Remuneration and Appointments Committee of the MTS Board of Directors, Mr. Paul Ostling.

“Despite the expansion of the remuneration program, we are confident that growth of operations and increasing efficiency levels will allow us to reach the 50% OIBDA margin in 2008,” highlighted MTS’ Chief Financial Officer, Mr. Vsevolod Rozanov.

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For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

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Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 84.94 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,”

“anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Leonid Melamed
	Name:	Leonid Melamed
	Title:	CEO

Date: May 7, 2008